SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)


           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 --------------
                           NORTEL NETWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
        Options to Purchase Common Shares, Without Nominal or Par Value,
        Granted to Eligible Employees Under Nortel Networks's 1986 and/or
              2000 Stock Option Plans On or After November 12, 1999
                         (Title of Class of Securities)

                                 --------------
                                    656568102
                (CUSIP Number of Underlying Class of Securities)


                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                        Brampton, Ontario, Canada L6T 5P6
                                  905-863-0000


       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                 --------------
                                    Copy to:
                                Victor I. Lewkow
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000


                                 --------------
                            CALCULATION OF FILING FEE


         Transaction valuation*                  Amount of filing fee
         ----------------------                  --------------------
              $219,119,049                              $43,824

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 108,049,317 million common shares of Nortel Networks Corporation having an aggregate value of $219,119,049 as of June 20, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: [_] Not applicable.   Filing party: [_] Not applicable.
 Form or Registration No.: [_] Not applicable. Date filed: [_] Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-l.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to schedule 13D under Rule 13d-2.
    [_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

--------------------------------------------------------------------------------

Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 20, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Nortel Networks Corporation, a corporation organized under the laws of Canada ("Nortel Networks" or the "Company"), the address of its principal executive offices is 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6, and the telephone number of its principal executive offices is (905) 863-0000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Nortel Networks") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange Eligible Options (as defined in the Offer to Exchange) granted to Eligible Employees (as defined in the Offer to Exchange) for new options (the "New Options") or replacement options (the "Replacement Options"), as the case may be, to purchase common shares of the Company, without nominal or par value (the "Common Shares"), to be granted under the Option Plans (as defined in the Offer to Exchange), upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the "Acceptance Letter") (which together and, where applicable, with any other country specific documents provided by the Company, as they may be amended from time to time, shall constitute the "Offer"), attached hereto as Exhibit
(a)(2).

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Eligible Employees; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options and Replacement Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Eligible Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Eligible Employees; Expiration Date"), Section 3 ("Procedures for Tendering Eligible Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options and Replacement Options"), Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("Material Canadian Tax Consequences") and
Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) Except as set forth in the Offer to Exchange under Section 9 ("Information Concerning Nortel Networks"), Section 17 ("Additional Information") and Section 18 ("Forward Looking Statements"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options and Replacement Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         Not applicable.

Item 10. Financial Statements.

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Nortel Networks") and Section 17 ("Additional Information"), the information set forth on pages 25 to 47 and pages F-1 to F-45 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 and the information set forth in the Company's Reports filed on Form 8-K, dated January 22, 2001, January 29, 2001, February 2, 2001, February 7, 2001, February 16, 2001, March 14, 2001,
March 23, 2001, March 28, 2001, April 11, 2001, April 25, 2001, May 14, 2001 and
June 15, 2001 is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a)  (1)  Offer to Exchange, dated June 20, 2001.

              (2)  Form of Acceptance Letter.

              (3)  Form of Withdrawal Letter.

              (4) Form of Cover Letter to Employees Accompanying Offer to Exchange.

              (5) Form of Cover Letter to Employees Located in France Accompanying Offer to Exchange.

              (6) Form of Cover Letter to Employees Located in Italy Accompanying Offer to Exchange.

              (7) Form of Cover Letter to Employees Located in Australia Accompanying Offer to Exchange.

              (8) Form of Cover Letter to Employees Located in the United Kingdom Accompanying Offer to Exchange.

              (9)  Supplementary Australian Document.

              (10) Form of Election to Transfer Employer's Secondary Class 1
                   National Insurance Liability in Relation to the Nortel Networks Corporation 1986 and 2000 Stock Option Plans.

              (11) United Kingdom National Insurance On Stock Options -
                   Questions and Answers.

              (12) Nortel Networks Website on Offer to Exchange.

              (13) Nortel Networks Computer Modeling Tool.

              (14) Description of Tax Consequences to Employees in Ireland.

              (15) Description of Tax Consequences to Employees in Australia.

              (16) Description of Tax Consequences to Employees in Hong Kong.

              (17) Description of Tax Consequences to Employees in Brazil.

              (18) Description of Tax Consequences to Employees in France.

              (19) Description of Tax Consequences to Employees in Germany.

              (20) Description of Tax Consequences to Employees in Spain.

              (21) Description of Tax Consequences to Employees in Italy.

              (22) Description of Tax Consequences to Employees in Singapore.

              (23) Description of Tax Consequences to Employees in the United
                   Kingdom.

         (b) Not applicable.

         (d) (1) Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated.

              (2) Form of Instrument of Grant pursuant to the Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated.

              (3) Form of New Option Instrument of Grant for U.K. Employees pursuant to the Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated.

              (4)  Nortel Networks Corporation 2000 Stock Option Plan.

              (5) Form of Instrument of Grant pursuant to the Nortel Networks Corporation 2000 Stock Option Plan.

              (6) Form of New Option Instrument of Grant for U.K. Employees pursuant to the Nortel Networks Corporation 2000 Stock Option Plan.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             Nortel Networks Corporation


                                             /s/ Frank A. Dunn
                                             -----------------------------------
                                                      Frank A. Dunn
                                             Chief Financial Officer (Principal
                                             Executive Officer)
Date: June 20, 2001

                                INDEX TO EXHIBITS

Exhibit
Number      Description
-------     --------------

(a) (1)     Offer to Exchange, dated June 20, 2001.

(a) (2)     Form of Acceptance Letter.

(a) (3)     Form of Withdrawal Letter.

(a) (4)     Form of Cover Letter to Employees Accompanying Offer to Exchange.

(a) (5) Form of Cover Letter to Employees Located in France Accompanying Offer to Exchange.

(a) (6) Form of Cover Letter to Employees Located in Italy Accompanying Offer to Exchange.

(a) (7) Form of Cover Letter to Employees Located in Australia Accompanying Offer to Exchange.

(a) (8) Form of Cover Letter to Employees Located in the United Kingdom Accompanying Offer to Exchange.

(a) (9)     Supplementary Australian Document.

(a) (10) Form of Election to Transfer Employer's Secondary Class 1 National Insurance Liability in Relation to the Nortel Networks Corporation 1986 and 2000 Stock Option Plans.

(a) (11) United Kingdom National Insurance On Stock Options - Questions and Answers.

(a) (12)    Nortel Networks Website on Offer to Exchange.

(a) (13)    Nortel Networks Computer Modeling Tool.

(a) (14)    Description of Tax Consequences to Employees in Ireland.


(a) (15)    Description of Tax Consequences to Employees in Australia.
(a) (16)    Description of Tax Consequences to Employees in Hong Kong.


(a) (17)    Description of Tax Consequences to Employees in Brazil

(a) (18)    Description of Tax Consequences to Employees in France.

(a) (19)    Description of Tax Consequences to Employees in Germany.

(a) (20)    Description of Tax Consequences to Employees in Spain.

(a) (21)    Description of Tax Consequences to Employees in Italy.

(a) (22)    Description of Tax Consequences to Employees in Singapore.

(a) (23)    Description of Tax Consequences to Employees in the United Kingdom.

(d) (1) Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated.

(d) (2) Form of Instrument of Grant pursuant to the Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated.

(d) (3) Form of New Option Instrument of Grant for U.K. Employees pursuant to the Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated.

(d) (4)     Nortel Networks Corporation 2000 Stock Option Plan.

(d) (5) Form of Instrument of Grant pursuant to the Nortel Networks Corporation 2000 Stock Option Plan.

(d) (6) Form of New Option Instrument of Grant for U.K. Employees pursuant to the Nortel Networks Corporation 2000 Stock Option Plan.